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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(A) OF THE
                         INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:      Farmers Annuity Separate Account A

Address of Principal Business Office:

           3003 - 77th Avenue, S.E.
           Mercer Island, Washington  98040

Telephone Number:  206-232-8400
Name and Address of Agents for Service of Process:

           C. Paul Patsis, President
           Paul G. Secord, Vice President
           David A. Demmon, Treasurer

           Farmers New World Life Insurance Company
           3003 - 77th Avenue, S.E.
           Mercer Island, Washington  98040

           M. Douglas Close, Vice President and General Counsel
           Farmers Insurance Group, Inc.
           4680 Wilshire Boulevard
           Los Angeles, California 90010

Check Appropriate Box:

      Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  / X /    No  /   /


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Item 1.     Farmers Annuity Separate Account A

Item 2. Registrant was organized under the laws of the State of Washington on April 6, 1999.

Item 3. Registrant is organized as a separate account of Farmers New World Life Insurance Company.

Item 4.     Registrant is a unit investment trust.

Item 5.     Not applicable.

Item 6.     Not applicable.

Item 7.     Not applicable.

Item 8.     (a)    Farmers New World Life Insurance Company
                   3003 - 77th Avenue, S.E.
                   Mercer Island, WA  98040

            (b)

--------------------------------------------------------------------------------------------------------------------
NAME                            POSITION WITH SPONSOR                                 ADDRESS
--------------------------------------------------------------------------------------------------------------------
                                                                                      3003 - 77th Avenue, S.E.
C. Paul Patsis                  President & Director                                  Mercer Island, WA  98040
--------------------------------------------------------------------------------------------------------------------
                                                                                      3003 - 77th Avenue, S.E.
Kathryn M. Callahan             Vice President & Actuary                              Mercer Island, WA  98040
--------------------------------------------------------------------------------------------------------------------
                                                                                      4680 Wilshire Blvd.
M. Douglas Close                Vice President & General Counsel                      Los Angeles, CA  90010
--------------------------------------------------------------------------------------------------------------------
                                                                                      3003 - 77th Avenue, S.E.
David A. Demmon                 Assistant Vice President & Treasurer                  Mercer Island, WA  98040
--------------------------------------------------------------------------------------------------------------------
                                                                                      4680 Wilshire Blvd.
Gerald A. Dulek                 Assistant Vice President                              Los Angeles, CA  90010
--------------------------------------------------------------------------------------------------------------------
                                                                                      4680 Wilshire Blvd.
Howard Falk                     Vice President & Assistant Treasurer                  Los Angeles, CA  90010
--------------------------------------------------------------------------------------------------------------------
                                                                                      4680 Wilshire Blvd.
Gerald E. Faulwell              Vice President                                        Los Angeles, CA  90010
--------------------------------------------------------------------------------------------------------------------
                                                                                      4680 Wilshire Blvd.
Doren E. Hohl                   Assistant Secretary                                   Los Angeles, CA  90010
--------------------------------------------------------------------------------------------------------------------
                                                                                      3003 - 77th Avenue, S.E.
Paul F. Hott                    Assistant Vice President                              Mercer Island, WA  98040
---------------------------------- ---------------------------------------------------------------------------------
                                                                                      4680 Wilshire Blvd.
Hubert L. Mountz                Assistant Treasurer                                   Los Angeles, CA  90010
--------------------------------------------------------------------------------------------------------------------
                                                                                      2500 Farmers Way
Link R. Murphy, M.D.            Assistant Medical Director                            Columbus, OH  43235
--------------------------------------------------------------------------------------------------------------------


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
-----------------------------------------------------------------------------------------------------------------------
                                                                                      3003 - 77th Avenue, S.E.
John R. Patton                  Assistant Vice President                              Mercer Island, WA  98040
-----------------------------------------------------------------------------------------------------------------------
                                                                                      3003 - 77th Avenue, S.E.
James I. Randolph               Vice President & Assistant Secretary                  Mercer Island, WA  98040
-----------------------------------------------------------------------------------------------------------------------
                                                                                      4680 Wilshire Blvd.
Paul G. Secord                  Vice President                                        Los Angeles, CA  90010
-----------------------------------------------------------------------------------------------------------------------
                                                                                      4680 Wilshire Blvd.
Maryann M. Seltzer              Assistant Secretary                                   Los Angeles, CA  90010
-----------------------------------------------------------------------------------------------------------------------
                                                                                      2615 - 42nd Avenue West
Richard E. Bangert              Director                                              Seattle, WA  98199
-----------------------------------------------------------------------------------------------------------------------
                                                                                      6300 Sand Point Way, N.E., #307
Donald J. Covey                 Director                                              Seattle, WA  98115
-----------------------------------------------------------------------------------------------------------------------
                                                                                      4680 Wilshire Blvd.
Martin D. Feinstein             Director                                              Los Angeles, CA  90010
-----------------------------------------------------------------------------------------------------------------------
                                                                                      4680 Wilshire Blvd.
Paul N. Hopkins                 Director                                              Los Angeles, CA  90010
-----------------------------------------------------------------------------------------------------------------------
                                                                                      1600 Seventh Avenue, Room 1802
Dennis I. Okamoto               Director                                              Seattle, WA  98191
-----------------------------------------------------------------------------------------------------------------------
                                                                                      4680 Wilshire Blvd.
Keitha T. Schofield             Director                                              Los Angeles, CA  90010
-----------------------------------------------------------------------------------------------------------------------
                                                                                      6131 - 128th Avenue, N.E.
Gary R. Severson                Director                                              Kirkland, WA  98033
-----------------------------------------------------------------------------------------------------------------------
                                                                                      1201 Third Avenue, Suite 3390
John F. Sullivan, Jr.           Director                                              Seattle, WA  98101
-----------------------------------------------------------------------------------------------------------------------

Item 9.      (a)     No.

             (b)     Not applicable.

             (c)     Yes.

             (d)     No.

             (e)     Not applicable.

Item 10.     Zero.

Item 11.     No.

Item 12.     Not applicable.



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                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Mercer Island, the State of Washington on the 4th day of August, 1999.

FARMERS ANNUITY SEPARATE ACCOUNT A

ATTEST:



/s/John R. Patton                            By:    /s/C. Paul Patsis
-----------------                                   -----------------
Name:  John R. Patton                        Name:  C. Paul Patsis
Title: Assistant Vice President              Title: President and Director
       Farmers New World Life                       Farmers New World Life
       Insurance Company                            Insurance Company




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